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                                                                     EXHIBIT 2.2

                                     FORM OF
                                ESCROW AGREEMENT

         This Escrow Agreement (the "Agreement") is entered into as of August___, 2003, by and among "VITAL LIVING, INC., a Nevada corporation ("Acquiror"), E-NUTRICEUTICALS, INC., a Delaware corporation ("ENI"), MERCANTILE NATIONAL BANK-CALIFORNIA, ("Mercantile National Bank") a California banking corporation, in its capacity as escrow agent hereunder (the "Escrow Agent") and STEPHEN MORRIS, in his capacity as the representative (the "Shareholders' Representative") of all the ENI Shareholders which beneficially own Escrow Shares (the "Escrow Shareholders") in connection with the transaction set forth in that certain Agreement and Plan of Merger (the "Merger Agreement"), dated August __, 2003, by and among VLEN ACQUISITION CORP., INC., a Delaware corporation ("Merger Sub") and wholly owned subsidiary of Acquiror, Acquiror and ENI.

                                    RECITALS

This Agreement is being entered into in reference to the following facts:

         A. ENI and Acquiror have entered into the Merger Agreement pursuant to which Acquiror, through the Merger Sub, is acquiring all of the outstanding equity of ENI (the "Transaction"), all as further specified in the Merger Agreement. Capitalized terms used in this Agreement and not otherwise defined, shall have the meanings given them in the Merger Agreement.

         B. Pursuant to the Merger Agreement, a portion of the Merger Consideration payable to certain of the shareholders of ENI is to be deposited into an escrow fund that will secure certain of the indemnification obligations of ENI to Acquiror under the Merger Agreement, on the terms and conditions set forth therein and herein.

         NOW, THEREFORE, in consideration of the mutual covenants contained herein, the parties hereto hereby agree as follows:

                                    AGREEMENT

         1.       APPOINTMENT; ESCROW ACCOUNT.

                  (a) Acquiror and ENI each hereby appoint the Escrow Agent to act as escrow holder for the Escrow Fund (as hereinafter defined) under the terms hereof. Escrow Agent hereby accepts such appointment and agrees to act as escrow holder for the Escrow Fund in accordance with the terms hereof.

__________________

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                  (b)      Immediately following Escrow Agent's execution of
this Agreement, Escrow Agent shall establish an account at Mercantile National Bank (the "Escrow Account") for the purpose of receiving and holding the Escrow Fund.

                  (c) ENI hereby appoints Stephen Morris to act as representative for the Escrow Shareholders under the terms hereof and Stephen Morris hereby accepts such appointment.

         2.       ESCROW FUND; ADMINISTRATION

                  (a) At the Effective Time, Acquiror shall deposit with the Escrow Agent 17,044,036 shares of the Acquiror Common Stock, which for the avoidance of doubt shall not include the Skye Merger consideration (the "Escrow Fund"), subject to downward adjustment with respect to the shares of common stock held by Escrow Shareholders who have demanded appraisal in accordance with
Section 262 of the Delaware General Corporation Law ("DGCL"). The Escrow Fund shall be held at all time in the Escrow Account as an escrow fund during the Escrow Period as defined in Section 5 below and shall not be subject to any lien, attachment, trustee process or any other judicial process of any creditor of any party hereto. Escrow Agent agrees to accept delivery of the Escrow Fund and to hold such Escrow Fund in the Escrow Account subject to the terms and conditions of this Agreement. Upon request from time to time, Escrow Agent shall notify Acquiror and ENI of the amount of the Escrow Fund then held in the Escrow Account.

                  (b) Escrow Agent shall hold and safeguard the Escrow Fund during the Escrow Period, shall treat such fund as an escrow fund in accordance with the terms of this Agreement and not as the property of Acquiror and shall hold and dispose of the Escrow Fund only in accordance with the terms hereof.

         3. INITIAL DISBURSEMENT FROM ESCROW FUND. Escrow Agent shall administer the Escrow Fund as follows:

                  (a) The initial disbursement of the Escrow Fund shall occur upon written notification by the Acquiror that it has received ENI's (i) audited financial statements for the fiscal years ended March 31, 2002 and March 31, 2003 and (ii) unaudited financial statements for the three months ended June 30, 2003. Unless the June 30, 2003 balance sheet reveals liabilities in excess of $4,000,000, as soon as possible after the receipt of such financial statements, the Acquiror shall instruct the Escrow Agent to release, on a pro-rata basis, fifty percent (50%) of all shares of Acquiror Common Stock beneficially owned by Escrow Shareholders other than Fifth Avenue Capital, Inc. ("Fifth Avenue Capital") from the Escrow Fund; provided, however, that if liabilities in excess of $4,000,000 are revealed in the June 30, 2003 financial statements, such shares shall not be released from the Escrow Fund until the completion of the calculation of Effective Time Assumed Liabilities (as defined in Section 3(b) below).

                  (b) As soon as practicable after the Effective Time, but in no event later than December 31, 2003, the Acquiror shall calculate the liabilities assumed by it at the Effective

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Time in accordance with Section 1.14 of the Merger Agreement (the "Effective
Time Assumed Liabilities"). Prior to any further disbursement to the Escrow Shareholders of any of the shares of Acquiror Common Stock in the Escrow Account (i.e., a disbursement other than as contemplated by (a) above), the Escrow Agent shall return to Acquiror three shares of Acquiror Common Stock for each dollar of Effective Time Assumed Liabilities in excess of $100,000 or, if the terms of the engagement letter of even date herewith between Acquiror and Stephen Morris have been met, $175,000 (as set forth by Acquiror in a written notification delivered to the Escrow Agent pursuant to this Section 3(b). The calculation of any excess Effective Time Assumed Liabilities shall be in writing ("Deficit Notice") and shall be delivered to the Shareholders' Representative and Escrow Agent. Notification of such deficit shall be binding upon the Escrow Agent absent manifest bad faith in the information contained in the Deficit Notice. In the event that the Shareholders' Representative disputes the calculation of excess Effective Time Assumed Liabilities set forth in the Deficit Notice, he shall have 10 business days to so notify Acquiror and Escrow Agent in writing. In such event, the Shareholders' Representative and Acquiror shall agree upon an accounting firm of national reputation, who will conduct an independent review (the "Reconciliation Procedure") and deliver, within thirty days of its appointment, a binding analysis of the excess Effective Time Assumed Liabilities set forth in the Deficit Notice. The cost of such review shall be borne by Acquiror.

                  (c) Any return of shares of Acquiror Common Stock to the Acquiror in respect of excess Effective Time Assumed Liabilities pursuant to
Section 3(b) shall be taken on a pro rata basis from Escrow Shares beneficially owned by all Escrow Shareholders.

                  (d) After calculation of the Effective Time Assumed Liabilities and the return of shares of Acquiror Common Stock in respect thereof, if any, to the Acquiror, any Escrow Shares which would have been released pursuant to Section 3(a) but for there having been liabilities in excess of $4,000,000 shall be released.

         4.       INDEMNIFICATION; RESOLUTION OF CONFLICTS; ARBITRATION.

                  (a) Upon receipt by Escrow Agent at any time during the Escrow Period of a written notice from Acquiror (a "Claims Notice") stating that Acquiror or any of its officers, directors, employees, representative, agents and affiliates (each of the foregoing persons and entities is referred to hereinafter as an "Indemnified Person" and collectively as "Indemnified Persons") has paid or reasonably anticipates that it will have to pay or incur an amount in respect of any damages, claims, causes of action or other awards (collectively "Damages") and stating the individual items of Damages included in the amount so stated, the date each such item was paid or incurred, or the basis for such anticipated liability, and the nature of the misrepresentation, breach of warranty or claim to which such item is related, Escrow Agent shall deliver to Acquiror out of the Escrow Fund, unless an objection is received from the Shareholders' Representative within ten days of receipt of the Claims Notice as provided in this Section, three shares of the Acquiror Common Stock held in the Escrow Fund for each $1.00 of

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Damages.

                  (b) If the Shareholders' Representative objects in writing to any claim or claims made in any Claims Notice, which objection shall be made to Escrow Agent and Acquiror within 10 days after receipt of a Claims Notice by the Shareholders' Representative from Acquiror, then the Shareholders' Representative and Acquiror shall attempt in good faith to agree upon the rights of the respective parties with respect to each of such claims within 30 days after Escrow Agent's receipt of the Shareholders' Representative's written objection to the claim (the "Negotiation Period"). If the Shareholders' Representative and Acquiror should so agree during the Negotiation Period, a memorandum setting forth such agreement shall be prepared and signed by both parties and shall be furnished to Escrow Agent. Escrow Agent shall be entitled to rely on any such memorandum and distribute the agreed upon amount from the Escrow Fund in accordance with the terms thereof.

                  (c) If no such agreement has been reached by the end of the Negotiation Period, then either Acquiror or the Shareholders' Representative may demand arbitration of the matter unless the amount of the Damages is at issue in pending litigation with a third party, in which event arbitration shall not be commenced until such amount is ascertained by settlement or a non-appealable decision of a court of competent jurisdiction or both parties agree to arbitration; and, in either such event, the matter shall be settled by arbitration by three arbitrators, as follows. Within 15 days after the Shareholders' Representative or Acquiror delivers a written demand for arbitration to the other party, Acquiror and Shareholders' Representative shall each select one arbitrator. The third arbitrator shall be selected as soon as practicable by agreement of the first two arbitrators or, failing such agreement, by JAMS-Endispute (or a recognized arbitral organization comparable thereto). The arbitration shall be conducted in New York, New York in accordance with the commercial arbitration rules (the "Rules") used by JAMS-Endispute (or a recognized arbitral organization comparable thereto). The written decision of a majority of the three arbitrators as to the validity and amount of any claim in such Claims Notice shall be binding and conclusive upon the parties to this Agreement, and Escrow Agent shall be entitled to act in accordance with such decision and make or withhold payments out of the Escrow Fund in accordance therewith. The arbitrators shall award reimbursement to the prevailing party in the arbitration of its reasonable expenses of the arbitration (including costs and reasonable attorneys' fees). The award of the arbitrators shall be the sole and exclusive monetary remedy of the parties with respect to the matter submitted and shall be enforceable in any court of competent jurisdiction. Each of the parties hereto submits to the non-exclusive personal jurisdiction of the courts of the State of New York as an appropriate place for compelling arbitration or giving legal confirmation of any arbitration award, and irrevocably waives any objection which it may now or hereafter have to the venue of any such enforcement proceeding brought in any of said courts and any claim of inconvenient forum. Each of the parties agrees that service of process for all arbitration proceedings may be made in accordance with the Rules and shall be deemed effective as provided therein. Any claim or action of any kind (including, but not limited to, any claims for breach of contract), against Escrow Agent arising out of or connected with this Agreement

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shall be barred and waived unless asserted by the commencement of an arbitration proceeding within 180 days after the accrual of the action or claim, or 180 days after the termination of this Agreement, whichever occurs first. This limitation shall also apply to claims which might otherwise be asserted against as a "set-off," credit, cross-complaint, or defense. This section and the forgoing limitation shall survive termination of this Agreement.

                  (d) Copies of all notices and other communications including Claims Notices among the parties pursuant to this Section 4 shall be delivered to each party hereto concurrently with delivery to any other party hereto.

                  (e) Any indemnification for Damages under Section 4(a) shall be provided on a pro rata basis, determined by reference to the actual number of shares in the Escrow Account, from Escrow Shares beneficially owned by all Escrow Shareholders,

         5. FINAL RELEASE OF ESCROW FUND. Subject to the following requirements, the Escrow Fund shall remain in existence from the Effective Time until the first anniversary of the date of the Effective Time (the "Escrow Period"). Upon the expiration of the Escrow Period, the Escrow Fund shall terminate with respect to all amounts then remaining in the Escrow Fund, and all such remaining Escrow Shares shall be delivered to the relevant Escrow Shareholders, according to the number of shares of Acquiror Common Stock beneficially owned by each such shareholder at the time of the creation of the Escrow Fund as reduced by any such shares returned to the Acquiror pursuant to
Section 3(b) or Section 4(a), provided however, that an amount of the Escrow Fund, which is necessary to satisfy any unsatisfied claims specified in any Claims Notice delivered to Escrow Agent and not objected to in accordance with the provisions of Section 4 above prior to the expiration of such Escrow Period shall remain in the Escrow Fund (and the Escrow Fund shall remain in existence) until such claims have been resolved. As soon as all such claims have been resolved, Escrow Agent shall deliver to the relevant Escrow Shareholders the remaining Escrow Fund not required to satisfy such claims.

         6.       ENI SHAREHOLDERS' REPRESENTATIVE.

                  Stephen Morris ("Morris") shall be deemed the Shareholders' Representative, and Acquiror and Escrow Agent may rely on the statements and signature of Morris as binding . Notices or communications to or from Morris shall constitute notice to or from the Escrow Shareholders. A decision, act, consent or instruction of Morris shall constitute a decision of ENI and shall be final, binding and conclusive with respect to that portion of the Escrow Fund beneficially owned by each of the Escrow Shareholders. All other Indemnified Persons may rely upon any decision, act, consent or instruction of Morris as being the decision, act, consent or instruction of the Escrow Shareholders. Escrow Agent, Acquiror and all other Indemnified Persons are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of Morris.

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         7.       ESCROW AGENT'S DUTIES.

                  (a) Acquiror shall indemnify Escrow Agent and hold it harmless from and against any fee, loss, liability or expense (including reasonable attorney's fees and expenses) (a "Loss") incurred by Escrow Agent arising out of or in connection with the performance of its obligations in accordance with the provisions of this Agreement or with the administration of its duties hereunder, unless such Loss shall arise out of or be caused by Escrow Agent's gross negligence, bad faith or willful misconduct; provided however the indemnity agreement contained in this Section 7(a) shall not apply to amounts paid in settlement of any Loss if such settlement is effected without the consent of Acquiror and the Shareholders' Representative.

                  (b) Acquiror shall indemnify and hold Escrow Agent harmless from and against any taxes, additions for late payment, interest, penalties and other expenses, that may be assessed against Escrow Agent on any payment or other activities under this Agreement unless any such tax, addition for late payment, interest, penalty or other expense shall arise out of or be caused by the actions of, or a failure to act by, Escrow Agent.

                  (c) Escrow Agent's duties and obligations hereunder shall be determined solely by the express provisions of this Agreement. Escrow Agent's duties and obligations are purely ministerial in nature, and nothing in this Agreement shall be construed to give rise to any fiduciary obligations of Escrow Agent with respect to Acquiror . Escrow Agent is not charged with any duties or responsibilities with respect to the Merger Agreement and shall not be concerned with the terms thereof. Escrow Agent shall not be required to notify or obtain the consent, approval, authorization, or order of court or governmental body to perform its obligations under this Agreement, except as expressly provided herein.

                  (d) In the event of any disagreement or the presentation of any adverse claim or demand in connection with the disbursement of the Escrow Fund, except as otherwise provided herein, then Escrow Agent may, at its option, after providing written notice to Acquiror and the Shareholders' Representative of such disagreement or adverse claim or demand, refuse to comply with any such claims or demands during the continuance of such disagreement and may refrain from delivering any item affected hereby, and in so doing, Escrow Agent shall not become liable to the undersigned or to any other person, due to its failure to comply with such adverse claim or demand. If Acquiror and/or the Shareholders' Representative, as appropriate do not provide satisfactory assurances to Escrow Agent that it may act in accordance with the other provisions of this Agreement, Escrow Agent shall be entitled to continue, without liability, to refrain and refuse to act until:

                           (i)      authorized to disburse the Escrow Fund by an
order from a court purporting to have jurisdiction of the parties and the Escrow Fund, after which time Escrow Agent shall be entitled to act in conformity with such order; or

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                           (ii)     Escrow Agent (i) shall have been notified
that all differences shall have been adjusted by agreement, and (ii) shall have been directed in writing to take certain actions with respect to the Escrow Fund subject to the adverse claim or demand, signed jointly or in counterpart by the Shareholders' Representative and/or Acquiror and by all persons making adverse claims or demands, at which time Escrow Agent shall be protected in acting in compliance therewith.

         At any time prior to Escrow Agent's receipt of a court order or a notice, as provided in clauses (i) or (ii) of this Section 7(d) Escrow Agent may, but is not required to, file a suit in interpleader and obtain an order from the court requiring the parties to interplead and litigate in such court adverse claims or demands raised pursuant to this Section 7(d). If such interpleader suit is brought, then Escrow Agent shall ipso facto be fully released and discharged from all obligations to further perform any and all duties or obligations imposed upon it in relation to the disputed amount. Acquiror agrees to reimburse Escrow Agent for all costs, expenses, and reasonable attorney's fees expended or incurred by Escrow Agent in connection with such adverse claim or demand, the amount thereof to be fixed and judgment thereof to be rendered by the court in such lawsuit.

                  (e) Escrow Agent shall not be liable to anyone whatsoever by any reason of error of judgment or for any act done or step taken or omitted by them in good faith or for any mistake of fact or law or for anything which they may do or refrain from doing in connection herewith unless caused by or arising out of their own gross negligence or willful misconduct. In no event shall Escrow Agent be liable for any indirect, special, consequential damages, or punitive damages.

                  (f) Escrow Agent shall be entitled to rely on and shall be protected in acting in reliance upon any instructions or directions furnished to it in writing or pursuant to any provisions of this Agreement and shall be entitled to treat as genuine, and as the document it purports to be, any letter, paper, or other document furnished to it and believed by it to be genuine and to have been signed and presented by the proper party or parties. The Shareholders' Representative and Acquiror shall not include Escrow Agent's name in any document unless such document has been approved in writing by the Escrow Agent, except with regard to those documents pertaining to and referring to Escrow Agent's functions as Escrow Holder pursuant to this Agreement.

                  (g) Escrow Agent may resign at any time upon giving at least 30 days written notice to Acquiror and the Shareholders' Representative; provided, however, that no such resignation shall become effective until the appointment of a successor escrow agent, which shall be accomplished as follows:
Acquiror and the Shareholders' Representative shall use their best efforts to mutually agree upon a successor agent within 30 days after receiving such notice. If the parties fail to agree upon a successor escrow agent within such time, the Shareholders' Representative shall have the right to appoint a successor escrow agent, such appointment to be

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made in his reasonable best judgment. The successor escrow agent selected in the preceding manner shall execute and deliver an instrument accepting such appointment and it shall thereupon be deemed Escrow Agent hereunder and it shall without further acts be vested with all the estates, properties, rights, powers, and duties of the predecessor Escrow Agent as if originally named as Escrow Agent. If no successor escrow agent is named, Escrow Agent may apply to a court of competent jurisdiction for the appointment of a successor escrow agent. Thereafter, the predecessor Escrow Agent shall be discharged from any further duties and liabilities under this Agreement.

         8. FEES, EXPENSES AND TAXES. Acquiror shall pay to Escrow Agent, as compensation for its services hereunder the following amounts (a) a $2,500 non-refundable start-up fee, payable upon Escrow Agent's execution of this Agreement; (a) an annual renewal fee of $1,000, payable upon each anniversary of the date of this Agreement; and (c) a $50 escrow processing fee (for each receipt and disbursement of the Escrow Fund) and all customary charges assessed by Mercantile National Bank in connection with the Escrow Account, upon the Escrow Agent's demand. Upon demand, Acquiror will pay or reimburse Escrow Agent for all expenses, disbursements and advances incurred or made at the request of that party. If Acquiror fails to pay any fee or other sums owing to Escrow Agent hereunder when due then Escrow Agent may pay out of and charge to the Escrow Fund all such fees and sums. Taxes incurred with respect to the earnings of the Escrow Fund and payments made hereunder shall be borne by the party to whom such earnings are distributed (or to be distributed) or to whom such payment is made.

         9.       MISCELLANEOUS.

                  (a) VOTING. All shares of the Acquiror Common Stock held in the Escrow Account shall be voted by the applicable Escrow Shareholder as if such shares had been distributed.

                  (b) AMENDMENTS AND WAIVERS. Any term of this Agreement may be amended or waived with the written consent of the parties or their respective successors and assigns. Any amendment or waiver effected in accordance with this Section 9(b) shall be binding upon the parties and their respective successors and assigns.

                  (c) SUCCESSORS AND ASSIGNS. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

                  (d) GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of New York regardless of the laws that might otherwise

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govern under applicable principles of conflicts of laws thereof. If any portion of subsection (h) below shall be unenforceable, each of the parties hereto irrevocably consents to the exclusive jurisdiction and venue of the New York State or federal courts encompassing the city of New York, New York in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, agrees that process may be served upon them in any manner authorized by the laws of the State of New York for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction, venue and such process.

                  (e) COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

                  (f) TITLES AND SUBTITLES. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement

                  (g) NOTICES. Any notice required or permitted by this Agreement shall be in writing and shall be deemed sufficient upon receipt, when delivered personally or by courier, overnight delivery service or confirmed facsimile addressed to the party to be notified at such party's address or facsimile number as set forth below, or as subsequently modified by written notice.

If to the Acquiror:                 5080 N. 40th STREET
                                    SUITE 105
                                    PHOENIX, AZ 85018-2147
                                    Telephone:602 952-9909
                                    Facsimile:602-952-7129

With an Additional                  Bruce P. Vann, Esq.
Copy to:                            Kelly Lytton & Vann LLP
                                    1900 Avenue of the Stars, Suite 1450
                                    Los Angeles, California 90067
                                    Facsimile:  310-277-5953

If to Shareholders'                 Mr. Stephen Morris
Representative:                     10 East 63rd Street
                                    New York, NY 10021

With an Additional
Copy to:                            Michael J. Dougherty, Esq.
                                    Becker Glynn Melamed & Muffly LLP
                                    299 Park Avenue

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                                    New York, NY 10171
                                    Facsimile: 212-888-0255

If to Escrow Agent:                 Mercantile National Bank
                                    1840 Century Park East
                                    Los Angeles, Ca. 90067
                                    Attn: Mandie Rush
                                    Facsimile: 310 788 0669

                  (h) SEVERABILITY. If one or more provisions of this Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith, in order to maintain the economic position enjoyed by each party as close as possible to that under the provision rendered unenforceable. If the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (i) such provision shall be excluded from this Agreement, (ii) the balance of the Agreement shall be interpreted as if such provision were so excluded and (iii) the balance of the Agreement shall be enforceable in accordance with its terms.

                  (i) ARBITRATION. All disputes between the Shareholders' Representative and/or Acquiror on the one hand, and Escrow Agent, on the other hand, relating to the payment of the Escrow Fund and/or Escrow Agent's rights, obligations, and liabilities arising from or related to this Agreement shall be resolved by mandatory binding expedited arbitration as provided in Section 4(c) above. Acquiror, the Shareholders' Representative, and Escrow Agent shall abide by any decision rendered in such arbitration, and that any court having jurisdiction may enforce such a decision.

                  (j) ENTIRE AGREEMENT. Except as set forth in the Merger Agreement (the terms of which Escrow Agent is not to be concerned), this Agreement is the product of all of the parties hereto, and constitutes the entire agreement among such parties pertaining to the subject matter hereof. Any and all other written or oral agreements existing between the parties hereto regarding such transactions are expressly canceled.

                  (k) ADVICE OF LEGAL COUNSEL. Each party acknowledges and represents that, in executing this Agreement, it has had the opportunity to seek advice as to its legal rights from legal counsel and that the person signing on its behalf has read and understood all of the terms and provisions of this Agreement. This Agreement shall not be construed against any party by reason of the drafting or preparation thereof.

                                     - 10 -
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         IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

                                              VITAL LIVING , INC.

                                              By:_______________________________
                                              Name:  Brad Edson
                                              Title: Chief Executive Officer

                                              By:_______________________________
                                              Name:  Stuart Benson
                                              Title: President

                                              E-NUTRICEUTICALS, INC.

                                              By:_______________________________
                                              Name:  Stephen Morris
                                              Title: Sole Officer and Director

Agreed and Accepted                                 Agreed and Accepted
"ESCROW AGENT"                                "SHAREHOLDERS' REPRESENTATIVE"

MERCANTILE NATIONAL BANK

By:_____________________________                 _______________________________
   Mandie Rush, Senior Vice President            Stephen Morris

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